Exhibit 99.3

October 1, 2014

Scott Ferguson

Sachem Head Capital Management LP

399 Park Avenue

32nd Floor

New York, NY 10022

Dear Scott,

Pershing Square Capital Management, L.P. (“PSCM”), on behalf of the undersigned funds managed by PSCM (the “PS Funds”), and Sachem Head Capital Management LP (“SHCM”) have agreed and hereby confirm as follows with respect to a company that you and we have been referring to as Superman:

1. Promote.

(a) Within three business days after the Final Calculation Date, the PS Funds will pay SHCM 10% of the net profit on a $500 million investment in Superman shares (or such lesser investment in Superman shares as the PS Funds actually invest in Superman securities), calculated as though Superman shares were purchased at the PS Funds’ weighted average cost in purchasing Superman shares, and sold at the PS Funds’ weighted average sale price in selling Superman shares. “Final Calculation Date” is the earlier of (i) December 28, 2015 and (ii) the first date on which the PS Funds no longer own any investment in Superman securities, or such earlier date as the parties may agree in writing.

(b) For purposes of the calculation contemplated above:

•	In determining the PS Funds’ weighted average cost or sale price in purchasing or selling Superman shares, PSCM management and incentive fees shall be disregarded.

•	In determining the PS Funds’ weighted average cost in purchasing Superman shares, any Superman shares the PS Funds purchase or are deemed (under the bullets below) to purchase after PSCM files a Schedule 13D with respect to Superman shares (other than Superman shares purchased on exercise of options or settlement of forwards that pre-date the initial filing of the Schedule 13D) shall be disregarded.

•	The PS Funds will be deemed to have purchased notional Superman shares underlying their Superman total return swaps at a cost equal to the aggregate reference price of those swaps, and will be deemed to have purchased any Superman shares purchased on exercise of their Superman call options at the aggregate strike prices of those options plus the aggregate cost of buying those options.

•	The PS Funds’ weighted average cost in purchasing shares and/or notional shares underlying swaps will reflect all third-party fees and expenses incurred by or on behalf of the PS Funds relating to their investments in Superman, including without limitation financing costs.

•	If the PS Funds cash settle any swaps on Superman shares, they will be deemed to have sold the underlying notional shares for the price used to calculate the swap settlement payment.

•	On the Final Calculation Date, if the PS Funds hold any Superman shares (or total return swaps on any Superman shares), they will be deemed to have sold those shares (and cash settled those swaps) at 98% of the volume-weighted average trading price for the Superman shares during the ten consecutive trading days ending on and including the Final Calculation Date.

•	If, between the date of this letter agreement and the Final Calculation Date, the PS Funds realize any profits or losses on financial instruments related to Superman shares not captured by the foregoing calculation, PSCM will adjust the amount otherwise payable under Section 1(a) in a good faith reasonable manner financially consistent with the calculations described above in order to reflect appropriately reflect those profits or losses. Examples of financial instruments covered by the preceding sentence include, without limitation: Superman call options that expire unexercised, are sold to third parties or are still held at the Final Calculation Date, Superman options written by the PS Funds and Superman swaptions.

2. SHCM Stake. SHCM represents that, as of July 22, 2014, SHCM and its affiliates owned 4,395,000 Superman shares and cash-settled total return swaps referencing 3,400,000 notional Superman shares and no other direct or indirect interest in or economic exposure to Superman. From July 22, 2014 and through the date that is 30 days after the Final Calculation Date, neither SHCM nor any of its affiliates has traded nor will directly or indirectly trade with respect to any investment in Superman (other than in ordinary course rebalancing transactions among SHCM affiliates that do not change the aggregate investment in Superman owned by SHCM and its affiliates) without the prior consent of PSCM; provided, however, if either party notifies the other that it has determined no longer to consult with the other with respect to its investment in Superman (and has amended its Schedule 13D, if any, with respect to Superman shares to report that fact), SHCM shall thereafter be permitted in its discretion to liquidate some or all of the investments it and its affiliates have in Superman without PSCM’s consent.

3. Expenses. SHCM, PSCM and their respective affiliates shall each bear its own expenses incurred in connection with investments in Superman; provided, however, that the parties shall, going forward, discuss the possibility that PSCM may share some SHCM costs and if, as a result of those discussions, PSCM determines to do so, it shall reimburse SHCM for 50% of SHCM costs to be mutually agreed, up to a maximum reimbursement of $1.5 million.

4. Information Relating to Filings. Until 30 days after the Final Calculation Date, PSCM and SHCM each agrees to provide in a timely manner upon request of the other the information necessary for it to file and keep current any report on Schedule 13D that it has filed or will file with the Securities and Exchange Commission relating to Superman, and PSCM and SHCM each represents and warrants to the other that the information it shall provide to the other pursuant to this Section 4 shall be accurate in all material respects.

5. No Partnership, Etc. The parties acknowledge and agree that the relationship created by this letter agreement is not a relationship of partnership or agency, that neither party may bind the other or hold itself out as a partner with respect to that relationship and that neither party may do anything else inconsistent with the foregoing acknowledgement and agreement. PSCM and SHCM each acknowledges and agrees that it is making its own investment decisions with respect to Superman and is not relying on advice from the other. PSCM and SHCM each further acknowledges and agrees that the other owes no fiduciary duties of any kind in connection with Superman and that the obligations with respect to matters contemplated by this letter agreement are solely as explicitly set forth herein.

6. Miscellaneous. This letter agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be entirely performed in that State. This letter agreement may be executed in one or more counterparts. This letter agreement may be amended only by a written instrument signed by both parties.

If the foregoing is in accordance with our understanding, please sign in the space indicated for SHCM below whereupon this letter will become a binding agreement among us.

Very truly yours,

ON BEHALF OF: PERSHING SQUARE, L.P. PERSHING SQUARE II, L.P. PERSHING SQUARE INTERNATIONAL, LTD. PERSHING SQUARE HOLDINGS, LTD.
By:	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS MANAGEMENT GP, LLC, its General Partner

By:	/s/ William A. Ackman

Name: William A. Ackman
Title: Managing Member

AGREED:
SACHEM HEAD CAPITAL MANAGEMENT LP

By:	/s/ Scott Ferguson
Scott Ferguson